[LETTERHEAD OF K&L GATES LLP]
Michael J. Denny
Telephone 704/331-7488
Facsimile 704/353-3188
mike.denny@klgates.com
October 29, 2010
VIA EDGAR AND FEDERAL EXPRESS
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Lance, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed October 21, 2010 File No. 333-168849
Dear Mr. Schwall:
     On behalf of our client Lance, Inc. (“Lance”), and in connection with the above referenced registration statement (the “Registration Statement”), this letter is in response to the Staff’s oral comments received yesterday, October 28, 2010. In response to such comments, Lance supplementally advises the Staff as follows:
     1) In response to the Staff’s oral comment and our discussions with the Staff regarding the disclosure on page 38 of the Registration Statement with respect to FIDUS Partners LLC, Lance undertakes to delete the following sentence from such page in the first prospectus used after effectiveness and filed under Rule 424(b) under the Securities Act of 1933: “During this meeting, the Lance board discussed with representatives from FIDUS Partners LLC, a mergers and acquisitions advisory firm which had not been informed of the proposed merger, potential valuations of Lance by potential strategic and financial buyers.” There are no other references to FIDUS Partners LLC in the Registration Statement.
     2) BofA Merrill Lynch has confirmed to Lance that neither (i) the median and other similar data with respect to the ranges of values implied by BofA Merrill Lynch’s financial analyses nor (ii) the median and mean data that were presented to the Lance board of directors in connection with such financial analyses, were material to BofA Merrill Lynch in issuing its fairness opinion. Lance further advises the Staff that such median, mean and other similar data were not material to Lance’s board of directors in its evaluation of BofA Merrill Lynch’s fairness opinion or the transaction.
     Should you have any questions regarding the foregoing, please do not hesitate to contact me at (704) 331-7488.

Very truly yours,

/s/ Michael J. Denny

Michael J. Denny

Encls.

cc:	Rick D. Puckett (Lance, Inc.)
Margaret E. Wicklund (Lance, Inc.)
Edward H. Schuth, Esq. (Lance, Inc.)
Michael C. Anderson, Esq. (Snyder’s of Hanover, Inc.)
John J. Kearns, III (Eckert Seamans Cherin & Mellott, LLC)